Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco included again in the Dow Jones Sustainability World Index 2019/2020 (DJSI World) Itaú Unibanco Holding S.A. announces to its stockholders and the market in general that it was selected to compose, for the 22nd consecutive year, the portfolio of the Dow Jones Sustainability World Index (DJSI World), and it is the only Latin American bank to have been part of this important index since its creation in 1999. DJSI World comprises companies that are global leaders in sustainability, representing 10% of the 2,500 largest companies of the S&P Global BMI index with the best rating in economic, environmental and social factors. The new portfolio includes 325 companies from 31 countries from the Americas, Europe, Asia, Africa and Oceania, representing 25 economic segments. Of these companies, only nine are Brazilian. In 2021/2022 edition of the index, we stood out in the Client Relationship Management, Environmental and Social Reporting, Human Capital Development and Financial Inclusion and Human Rights categories, a result of the ongoing improvement of our policies and environmental, social and governance initiatives. Among the most recent initiatives, we announced in 2021 the commitment to contribute with R$400 billion to the financing of sustainable development by 2025 and, three weeks ago, we formalized our commitment to the Net-Zero Banking Alliance to zero our carbon emissions by 2025. These actions build upon the others that are already in progress, such as the Amazon Plan, which we started to implement in 2020, and the entire agenda of transparency with the market following the principles proposed by SASB (Sustainability Accounting Standards Board) and the recommendations of the TCFD (Task Force on Climate-Related Financial Disclosures). São Paulo (State of São Paulo), November 16, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence